Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the Quarter

Ended March 31, 2022

Glyfada, Greece, June 6, 2022, Globus Maritime Limited (“Globus”, the “Company”, “we”, or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter ended March 31, 2022.

Financial Highlights

•	In Q1 2022, Voyage revenues increased by about 256% compared to Q1 2021.

•	The Adjusted EBITDA for Q1 2022 increased by $12.5 million or 10.5 times compared to Q1 2021 and reached $13.8 million.

•	The Total comprehensive income for Q1 2022 reached $12.1 million in Q1 2022 compared to $0.8 million Total comprehensive loss in Q1 2021.

•	As at March 31, 2022, and December 31, 2021, our cash and bank balances and bank deposits (including restricted cash) were $59 and $50.4 million, respectively, an increase of 17%.

	Three months ended March 31,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2022	2021
Voyage revenues	18,351	5,167
Total comprehensive income/(loss)	12,083	(766)
Adjusted EBITDA (1)	13,821	1,306
Basic income/(loss) per share (2)	0.59	(0.11)
Daily Time charter equivalent rate (“TCE”) (3)	23,643	9,857
Average operating expenses per vessel per day	5,377	5,698
Average number of vessels	9.0	6.0

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Adjusted EBITDA to total comprehensive income/(loss) and net cash generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.

(2)	The weighted average number of shares for the three-month period ended March 31, 2022, was 20,582,301 compared to 7,209,657 shares for the three-month period ended March 31, 2021.

(3)	Daily Time charter equivalent rate (“TCE”) is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Daily TCE to Voyage revenues.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate nine dry bulk carriers, consisting of four Supramax, one Panamax and four Kamsarmax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Galaxy Globe	2015	Hudong-Zhonghua	Kamsarmax	October 2020	81,167	Marshall Is.
Diamond Globe	2018	Jiangsu New Yangzi Shipbuilding Co.	Kamsarmax	June 2021	82,027	Marshall Is.
Power Globe	2011	Universal Shipbuilding Corporation	Kamsarmax	July 2021	80,655	Marshall Is.
Orion Globe	2015	Tsuneishi Zosen	Kamsarmax	November 2021	81,837	Marshall Is.
Weighted Average Age: 10.4 Years as at March 31, 2022					626,257

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Current Fleet Deployment

All our vessels are currently operating on short-term time charters (“on spot”).

Management Commentary

“We are proud to announce our Q1 2022 results. This has been one of the best first quarters in the Company’s recent history. During the last couple of years, the Company took significant steps to improve its balance sheet and at the same time expand and renew its fleet. During this time, we have also refinanced our debt position at lower costs. We are pleased that our efforts are now bearing fruits. The Company is well-positioned to grow further while it takes full advantage and enjoys a strong market.

As previously announced, we have recently entered into three new agreements for the construction of three new vessels; we view this as a pivotal next step for the Company going forward well-aligned with our continuous effort to prepare for future environmental regulations and compliance. We are excited in our modern, fuel-efficient new building units which we hope will add significant competitive advantages to our existing operations.

As the market continues to be healthy, we look for these prosperous days to remain, however, there are a lot of threats and uncertainties in the world today; the effects of the pandemic and the conflict in Ukraine have had significant impact in our industry; we do still experience various disruptions in the market such as delays at ports and crewing operations as well as a shift of cargo flows. Therefore, we always need to be ready and agile to adjust and cope with any such difficulties. We also find ourselves operating in an uncertain world economic environment, the galloping of inflation and the possible hike in interest rates are major events that we are closely monitoring. We continue to be vigilant on the financial, operational, and environmental regulation front, and we hope that our strong balance sheet will help us overcome any short-term volatility.

Last but not least, we are always looking for ways to expand and upgrade our fleet and operations, with the current market remaining healthy we continue to explore further growth opportunities and ways to produce value for our shareholders.”

Management Discussion and Analysis of the Results of Operations

First Quarter of the Year 2022 compared to the First Quarter of the Year 2021

Total comprehensive income for the three-month period ended March 2022 amounted to $12.1 million or $0.59 basic and diluted income per share based on 20,582,301 weighted average number of shares, compared to total comprehensive loss of $0.8 million for the same period last year or $0.11 basic and diluted loss per share based on 7,209,657 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the increase in total comprehensive income during the three-month period ended March 31, 2022, compared to the three-month period ended March 31, 2021 (expressed in $000’s):

1st Quarter of 2022 vs 1st Quarter of 2021

Net loss and total comprehensive loss for the 1st Quarter of 2021	(766)
Increase in Voyage revenues	13,184
Increase in Management & consulting fee income	90
Increase in Voyage expenses	(271)
Increase in Gain on sale of bunkers, net	1,149
Increase in Vessels operating expenses	(1,278)
Increase in Depreciation	(693)
Increase in Depreciation of dry-docking costs	(459)
Increase in Total administrative expenses	(355)
Decrease in Other income, net	(4)
Increase in Interest income	4
Decrease in Interest expense and finance costs	541
Increase in Gain on derivative financial instruments	967
Decrease in Foreign exchange gains	(26)
Net income and total comprehensive income for the 1st Quarter of 2022	12,083

Voyage revenues

During the three-month period ended March 31, 2022, and 2021, our Voyage revenues reached $18.4 million and $5.2 million respectively. The 256% increase in Voyage revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the three-month period ended March 31, 2022, compared to the same period in 2021. Furthermore, the Company operated a fleet of nine vessels during the 1st quarter of 2022 compared to six vessels for the same period in 2021. Daily Time Charter Equivalent rate (TCE) for the three-month period of 2022 was $23,643 per vessel per day against $9,857 per vessel per day during the same period in 2021 corresponding to an increase of 140%, which is attributed to the better conditions throughout the bulk market for the first quarter of 2022.

Management & consulting fee income

On July 15, 2021, the Company entered into a consultancy agreement with Eolos Shipmanagement S.A., a related party, for the purpose of providing consultancy services to Eolos Shipmanagement S.A. For these services the Company receives a daily fee of $1,000. The total income from these fees is classified in the income statement component of the consolidated statement of comprehensive income/(loss) under management & consulting fee income.

Voyage expenses

Voyage expenses reached $0.3 million during the three-month period ended March 31, 2022, compared to $0.1 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the three-month period ended March 31, 2022, and 2021, are analyzed as follows:

In $000’s	2022	2021
Commissions	288	72
Other voyage expenses	61	6
Total	349	78

Gain on sale of bunkers, net

During the three-month period ended March 31, 2022, we recognized a gain of approximately $1.1 million from bunkers. This resulted mainly from the difference in the value of bunkers paid by us when the vessel is redelivered from the charterer under the vessel’s previous time charter agreement and the value of bunkers sold when the vessel is delivered to a new charterer. For the three-month period ended March 31, 2021, no gain from bunkers had been recognized.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $4.4 million during the three-month period ended March 31, 2022, compared to $3.1 million during the same period last year. This is mainly attributed to the fact that the fleet of the Company has increased to nine vessels during the first quarter of 2022 compared to six vessels for the same period in 2021. The breakdown of our operating expenses for the three-month period ended March 31, 2022, and 2021 was as follows:

	2022	2021
Crew expenses	49%	52%
Repairs and spares	22%	24%
Insurance	8%	7%
Stores	13%	11%
Lubricants	5%	3%
Other	3%	3%

Average daily operating expenses during the three-month periods ended March 31, 2022, and 2021 were $5,377 per vessel per day and $5,698 per vessel per day respectively, corresponding to a decrease of 6%.

Depreciation

Depreciation charge during the three-month period ended March 31, 2022, reached $1.4 million compared to $0.7 million during the same period in 2021. This is mainly attributed to the increase of the fleet from 6 vessels during the three-month period ended March 31, 2021, to 9 vessels for the same period in 2022. Nonetheless, this increase has been partly counterbalanced from the increase of scrap rate in our books from $300/ton to $380/ton during the fourth quarter of 2021, due to the increased scrap rates worldwide.

Total administrative expenses

Total administrative expenses, including administrative expenses to related parties and share bases payments, increased to $1.1 million during the three-month period ended March 31, 2022, compared to $0.7 million in the same period of 2021. The increase is partly attributed to new personnel hirings, as a result of the fleet expansion from 6 vessels, during the first quarter of 2021, to 9 vessels for the same period in 2022.

Interest expense and finance costs

Interest expense and finance costs reached $0.4 million during the three-month period ended March 31, 2022, compared to $0.9 million in the same period of 2021. Interest expense and finance costs for the three-month periods ended March 31, 2022, and 2021, are analyzed as follows:

In $000’s	2022	2021
Interest payable on long-term borrowings	312	810
Bank charges	23	22
Operating lease liability interest	16	10
Amortization of debt discount	35	77
Other finance expenses	3	11
Total	389	930

As at March 31, 2022, and 2021 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $31 million, gross of unamortized debt discount. The decrease in interest payable is mainly attributed to the decrease of the weighted interest rate from 8.76% during the three-month period ended March 31, 2021, to 4.02% for the same period in 2022, which is mainly attributed to the refinance of the EnTrust loan facility with CIT loan facility in May 2021. The EnTrust loan facility had a margin of 8.50% (plus Libor) whereas the CIT loan facility has a margin of 3.75% (plus Libor).

Gain on derivative financial instruments

Following the new loan facility with CIT Bank N.A., the Company entered into an Interest Rate Swap agreement on May 10, 2021. As at March 31, 2022, the Company recognized a gain of approximately $967 thousand, net of interest for the period, according to the Interest Rate Swap valuation and is included in the condensed consolidated statement of comprehensive income/(loss).

Liquidity and capital resources

As at March 31, 2022, and December 31, 2021, our cash and bank balances and bank deposits (including restricted cash) were $59 and $50.4 million, respectively. As at March 31, 2022, the Company reported a working capital surplus of $50.1 million and was in compliance with the covenants included in the loan agreement with CIT.

Net cash generated from operating activities for the three-month period ended March 31, 2022, was $10.3 million compared to $0.4 million during the respective period in 2021. The increase in our cash generated from operating activities was mainly attributed to the increase in our Voyage revenues from $5.2 million during the three-month period ended March 31, 2021, to $18.4 million during the three-month period under consideration.

Net cash used in investing activities for the three-month period ended March 31, 2022, was $15 thousand compared to net cash used in investing activities of $4.3 million during the respective period in 2021. The decrease in our cash used in investing activities was mainly attributed to the advances for vessels purchase of m/v “Power Globe” and “Diamond Globe”, amounting to $1.6 and $2.7 million, respectively during the three-month period ended March 31, 2021.

Net cash used in financing activities during the three-month period ended March 31, 2022, and net cash generated from financing activities during the three-month period ended March 31, 2021, were as follows:

	Three months ended March 31,
In $000’s	2022	2021
	(Unaudited)
Proceeds from issuance of share capital	-	42,999
Proceeds from issuance of warrants	-	15
Transaction costs on issue of new common shares	-	(272)
Repayment of long-term debt	(1,250)	(1,493)
Prepayment of long-term debt	-	(4,477)
(Increase)/Decrease in restricted cash	(541)	360
Repayment of lease liability	(75)	(80)
Interest paid	(382)	(813)
Net cash (used in)/generated from financing activities	(2,248)	36,239

As at March 31, 2022, and 2021, we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $31 million, gross of unamortized debt discount.

Recent Developments

Contract for new building vessels

On April 29, 2022, the Company has signed a contract for the construction and purchase of one fuel efficient bulk carrier of about 64,000 dwt. The vessel will be built at Nihon Shipyard Co. in Japan and is scheduled to be delivered during the first half of 2024. The total consideration for the construction of the vessel is approximately $37.5 million, which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $7.4 million.

On May 13, 2022, the Company has signed two contracts for the construction and purchase of two fuel-efficient bulk carriers of about 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China with the first one scheduled to be delivered during the third quarter of 2024 and the second one during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million, which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $13.8 million for both vessels under construction.

LIBOR will be replaced as the reference rate under debt obligations

The Company’s indebtedness accrues interest based on LIBOR, which has been historically volatile and which will no longer be published after June 30, 2023. The publication of U.S. Dollar LIBOR for only the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement prohibiting banks from issuing U.S. Dollar LIBOR instruments after 2021. As such, any new loan agreements The Company enters into will not use LIBOR as an interest rate, and the Company will need to transition its existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.

The Company’s financing agreement contain a provision requiring or permitting it to enter into negotiations with its lenders to agree to an alternative interest rate or an alternative basis for determining the interest rate in anticipation of the cessation of LIBOR. These clauses present significant uncertainties as to how alternative reference rates or alternative bases for determination of rates would be agreed upon, as well as the potential for disputes or litigation with the Company’s lenders regarding the appropriateness or comparability to LIBOR of any substitute indices, such as SOFR, and any credit adjustment spread between the two benchmarks. The discontinuation of LIBOR presents a number of risks to the Company’s business, including volatility in applicable interest rates among the Company’s financing agreements, potential increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on the Company’s profitability, earnings and cash flow.

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have a negative effect on the Company’s business, financial performance and the results of its operations. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods. Besides reducing demand for cargo, coronavirus may functionally limit the amount of cargo that the Company and its competitors are able to move because countries worldwide have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes.

The Company has evaluated the impact of current economic situation on the recoverability of the carrying amount of its vessels. For the first quarter of 2022 and 2021 the Company evaluated the carrying amount of its vessels and concluded that no impairment of its vessels should be recorded, or previously recognized impairment should be reversed.

Conflicts

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase the costs of the Company and adversely affect its business, including the ability to secure charters and financing on attractive terms, and as a result, adversely affect the Company’s business, financial condition, results of operation and cash flows. Currently there is no direct effect on the Company’s operations.

Selected Consolidated Financial & Operating Data

	Three months ended March 31,
Consolidated Statements of Comprehensive Income/(Loss) Data	2022	2021
(in thousands of U.S. dollars, except per share data)	(unaudited)
Voyage revenues	18,351	5,167
Management & consulting fee income	90	-
Total Revenues	18,441	5,167

Voyage expenses	(349)	(78)
Gain on sale of bunkers, net	1,149	-
Vessel operating expenses	(4,355)	(3,077)
Depreciation	(1,404)	(711)
Depreciation of dry-docking costs	(951)	(492)
Administrative expenses	(716)	(556)
Administrative expenses payable to related parties	(359)	(154)
Share-based payments	-	(10)
Other income, net	10	14
Operating income/(loss)	11,466	103
Interest income	5	1
Interest expense and finance costs	(389)	(930)
Gain on derivative financial instruments, net	967	-
Foreign exchange gains, net	34	60
Total finance gains/(costs), net	617	(869)
Total comprehensive income/(loss) for the period	12,083	(766)

Basic & diluted income/(loss) per share for the period (1)	0.59	(0.11)
Adjusted EBITDA (2)	13,821	1,306

(1) The weighted average number of shares for the three-month period ended March 31, 2022, was 20,582,301 compared to 7,209,657 shares for the three-month period ended March 31, 2021.

(2) Adjusted EBITDA represents net earnings/(losses) before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to total comprehensive income/(loss) and net cash generated from operating activities for the periods presented:

	Three months ended March 31,
(Expressed in thousands of U.S. dollars)	2022	2021
	(Unaudited)
Total comprehensive income/(loss) for the period	12,083	(766)
Interest and finance costs, net	389	930
Interest income	(5)	(1)
Foreign exchange gains, net	(34)	(60)
Depreciation	1,404	711
Depreciation of dry-docking costs	951	492
Gain on derivative financial instruments	(967)	-
Adjusted EBITDA	13,821	1,306
Share-based payments	-	10
Payment of deferred dry-docking costs	(891)	(731)
Net (increase)/decrease in operating assets	(2,562)	625
Net decrease in operating liabilities	(42)	(773)
Provision for staff retirement indemnities	(2)	1
Foreign exchange gains/(losses) net, not attributed to cash and cash equivalents	3	(2)
Net cash generated from operating activities	10,327	436

	Three months ended March 31,
(Expressed in thousands of U.S. dollars)	2022	2021
	(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	10,327	436
Net cash used in investing activities	(15)	(4,326)
Net cash (used in)/generated from financing activities	(2,248)	36,239

	As at March 31,	As at December 31,
(Expressed in thousands of U.S. Dollars)	2022	2021
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	128,610	130,724
Other non-current assets	5,571	4,988
Total non-current assets	134,181	135,712
Cash and bank balances and bank deposits (including restricted cash)	55,499	46,861
Other current assets	5,850	3,079
Total current assets	61,349	49,940
Total assets	195,530	185,652
Total equity	158,501	146,418
Total debt net of unamortized debt discount	30,088	31,303
Other liabilities	6,941	7,931
Total liabilities	37,029	39,234
Total equity and liabilities	195,530	185,652

Consolidated statement of changes in equity:

(Expressed in thousands of U.S. Dollars)	Issued share	Share	(Accumulated	Total
	Capital	Premium	Deficit)	Equity
As at December 31, 2021	82	284,406	(138,070)	146,418
Total comprehensive income for the period	-	-	12,083	12,083
As at March 31, 2022	82	284,406	(125,987)	158,501

	Three months ended March 31,
	2022	2021
Ownership days (1)	810	540
Available days (2)	810	516
Operating days (3)	798	512
Fleet utilization (4)	98.5%	99.2%
Average number of vessels (5)	9.0	6.0
Daily time charter equivalent (“TCE”) rate (6)	23,643	9,857
Daily operating expenses (7)	5,377	5,698

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.

(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.

(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

(6)	TCE rates are our voyage revenues plus any potential gain on sale of bunkers less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with GAAP.

(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Three months ended March 31,
	2022	2021
	(Unaudited)
Voyage revenues	18,351	5,167
Plus: Gain on sale of bunkers, net	1,149	-
Less: Voyage expenses	349	78
Net revenues	19,151	5,089
Available days	810	516
Daily TCE rate (1)	23,643	9,857

(1) Subject to rounding.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of nine dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate nine vessels with a total carrying capacity of 626,257 Dwt and a weighted average age of 10.4 years as at March 31, 2022.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com